Rule 424(b)(3)
                         Registration Statement
                         Nos. 33-52685 and 33-58107

PRICING SUPPLEMENT NO. 10,

Dated October 25, 1995 to
Prospectus, dated March 24, 1995, and
Prospectus Supplement, dated April 5, 1995.


               THE CIT GROUP HOLDINGS, INC.
              MEDIUM-TERM FLOATING RATE NOTES
        DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note          ( ) Senior Subordinated Note


Principal Amount:  U.S. $200,000,000.

Proceeds to Corporation:  99.981%.

Underwriting Discount:  .019%.

Issue Price:  Variable Price Reoffer, initially at par.

Specified Currency:  U.S. Dollars.

Original Issue Date:  October 30, 1995.

Maturity Date:  October 30, 1996.

Interest Rate Basis:  Prime Rate.

Spread:  -295 basis points.

Initial Interest Rate:    The Prime Rate determined one
     Business Day prior to the Original Issue Date minus
     295 basis points.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about October 30, 1995.


                   SALOMON BROTHERS INC

Form:  Global Note.

Interest Reset Date: Each Business Day to but excluding the Maturity Date.

Rate Cut-Off Date:  Two Business Days prior to each
     Interest Payment Date. The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Accrual of Interest: Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Payment Dates:  Quarterly on January 30, 1996,
     April 30, 1996, July 30, 1996, and October 30, 1996,
     provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment
     Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

     Interest payments will include the amount of interest accrued from and including the most recent Interest
     Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business
     Day after each Interest Determination Date, or (ii) the Business Day immediately preceding the applicable
     Interest Payment Date.

Interest Determination Date: Two Business Days prior to each Interest Reset Date.

Minimum Interest Rate:  0.0%.

Calculation Agent:  The CIT Group Holdings, Inc.

Trustee, Registrar, Authenticating and Paying Agent:
     Harris Trust and Savings Bank, under Indenture dated as of May 1, 1994 between the Trustee and the Corporation.

                       UNDERWRITING

     Salomon Brothers Inc (the "Underwriter"), is acting as principal in this transaction.

     Subject to the terms and conditions set forth in a Terms Agreement dated October 25, 1995 (the "Terms
     Agreement"), between the Corporation and the Underwriter, and a Selling Agency Agreement, dated
     April 6, 1995, between the Corporation and Lehman
     Brothers, Lehman Brothers Inc., CS First Boston
     Corporation, Goldman Sachs & Co., Merrill Lynch &
     Co., Merrill Lynch, Pierce, Fenner & Smith
     Incorporated, Morgan Stanley & Co. Incorporated,
     Salomon Brothers Inc, and UBS Securities Inc., the
     Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $200,000,000 principal amount of the Notes.

     Under the terms and conditions of the Terms
     Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

     The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

     The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.